NEWS RELEASE

Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008

  Precious metals revenue up 27.8% and ounces sold increase 2.8%

  Average production cash cost per ounce declines from trailing first quarter

  Quarterly exploration expenses were $3.7 million, $4.7 million year-to-date, focused primarily on Golden Wonder Project

  $30.7 million in cash and equivalents with no long-term debt at quarter-end; generated $3.4 million in cash in 2008

MONTREAL, Quebec, Canada, July 31, 2008 - Richmont Mines Inc. (RIC: AMEX-TSX), a gold exploration, development and production company with operations in North America, today announced financial and operational results for its second quarter ended June 30, 2008. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the second quarter of 2008 was $16.2 million, a 27.4% increase compared with $12.7 million in the second quarter of 2007. In the 2008 quarter, 17,111 ounces of gold were sold at an average price of US$903 (CAN$909) per ounce, compared with 16,640 ounces of gold sold in the same period last year at an average price of US$680 (CAN$731) per ounce. Total precious metals revenue was up $3.4 million, or 27.8%, to $15.6 million in the second quarter of 2008 compared with $12.2 million in the second quarter of 2007. Sales from the Island Gold Mine, which commenced production during the fourth quarter of 2007, more than offset the loss of gold sales from the East Amphi Mine, which was closed in mid-2007.

Operating costs, including royalties, for the second quarter of 2008 were $10.9 million, up from $7.1 million in the same period the prior year, but only slightly above $10.4 million in the trailing first quarter of 2008. The increased costs in 2008 were incurred mainly at the Island Gold Mine, which has not yet reached projected production levels. The average cash cost of production was US$633 (CAN$638) per ounce of gold sold in the second quarter of 2008 compared with US$692 (CAN$697) in the trailing first quarter. The average cash cost per ounce was US$399 (CAN$429) in the second quarter of 2007, prior to the start of commercial production at Island Gold. The increase in the average cash cost per ounce in US dollars when compared with the prior year period also was impacted by the strong Canadian dollar. Costs at the Beaufor Mine decreased to US$495 (CAN$498) from US$595 (CAN$599) in the trailing first quarter on measurably improved grade, but were above the cash cost per ounce of US$382 (CAN$411) in last year’s second quarter on lower volume and higher mining and milling costs. As results failed to meet projected levels at the Island Gold Mine, cash production costs remained high at US$777 (CAN$782) compared with US$803 (CAN$809) in this year’s first quarter. Included in the gold sales of the second quarter of 2007 were 4,043 ounces from the East Amphi Mine produced at a cash cost of US$453 (CAN$487) per ounce.

Exploration and project evaluation costs were $3.7 million in the second quarter of 2008 and reflect the Company’s efforts to grow its reserves. Approximately $0.9 million in exploration costs were incurred at the Beaufor Mine, $0.5 million at the Island Gold Mine and $1.3 million at the Golden Wonder project in the current quarter. Moreover, an amount of $0.9 million was included in exploration expenses as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years. During last year’s second quarter, approximately $0.5 million in exploration costs were incurred at the Beaufor Mine, $0.1 million at the Island Gold Mine and $0.2 million at the Valentine Lake project.

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

Net earnings for the second quarter of 2008 were $0.04 million, compared with net earnings of $8.8 million, or $0.36 per share, in the second quarter of 2007, which included a $7.4 million pre-tax gain on the sale of mining assets. Lower earnings were also attributable to higher production cash costs and increased exploration expenses.

At June 30, 2008, cash and cash equivalents were $30.7 million, a $3.4 million increase from $27.3 million at December 31, 2007 and slightly more than $30.0 million at March 31, 2008. Richmont Mines has no long-term debt obligations and has working capital of $36.5 million with only 24 million shares outstanding.

Island Gold Mine1

The Island Gold Mine, which began commercial production in October 2007, is progressing at a slower pace than anticipated mainly due to a shortage of skilled labour in the mining industry.

During the 2008 second quarter, 39,818 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.57 g/t, and 8,409 ounces of gold were sold at an average price of US$895 (CAN$901) per ounce. In the trailing first quarter of 2008, 31,688 tonnes of ore were processed at an average recovered grade of 6.86 g/t, and 6,992 ounces of gold were sold at an average price of US$930 (CAN$937) per ounce. The 25.7% improvement in processed tonnes reflects the Company’s ongoing efforts to advance the mine to its projected level of production.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented: “While we have made progress at the Island Gold Mine since it began production last year, we are challenged by high labour force turnover as well as grade levels that are slightly lower than expected. We are currently addressing these issues and expect to have improved results by the fourth quarter.”

Beaufor Mine

During the second quarter of 2008, 29,062 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 9.31 g/t, and 8,702 ounces of gold were sold at an average price of US$910 (CAN$917) per ounce. In the same quarter of 2007, 39,874 tonnes of ore were processed at an average recovered grade of 9.83 g/t, and 12,597 ounces of gold were sold at an average price of US$675 (CAN$725) per ounce. The cash cost per ounce was US$495 (CAN$498) during the current quarter compared with US$382 (CAN$411) in the same quarter last year and is in line with the Company’s forecasted production cash cost of US$450 to US$500 per ounce. During the current quarter, Richmont processed approximately 17,000 tonnes of custom milling ore at the Camflo Mill, and custom milling is expected to increase for the remainder of 2008.

Exploration Efforts: The Company is approximately half-way through its planned drilling program for 2008 at Beaufor and expects to report an exploration update in the next four to six weeks. Its objective is to identify sufficient reserves to continually replace production at this mine and to evaluate the potential of the zones discovered last year below the current mining infrastructures.

Golden Wonder

As recently announced, the Company has completed the portal rehabilitation work at the Golden Wonder Project and is proceeding with exploration efforts to identify new mineralized zones. Drilling began this month and is expected to continue through August. Richmont has initially planned 6 to 10 drill holes and expects to have lab results this fall. The Company previously announced its intention to acquire a 50% joint venture interest in the project, which is owned by LKA International (OTCBB: LKAI).

_______________________________
1 Richmont Mines reports 100% of the consolidated results of the Island Gold Mine, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

Valentine Lake Project

In May, Richmont finalized the parameters of a joint venture agreement with Mountain Lake Resources and completed plans for the project’s 2008 field work. Preliminary site work, including exploration mapping and road and bridge construction, recently started in preparation for a potential drilling program in 2009. Richmont has a 70% interest in the project.

Six-Month Review

For the six-month period ended June 30, 2008, revenue was $31.2 million, or 35.8% above revenue of $23.0 million during the same period of 2007, reflecting increased gold sales at higher prices. In the 2008 six-month period, 32,106 ounces of gold were sold at an average price of US$920 (CAN$927) per ounce, compared with 29,043 ounces of gold sold in the first half of 2007 at an average price of US$696 (CAN$748) per ounce.

Operating costs, including royalties, for the six-month period ended June 30, 2008 were $21.4 million, up $7.1 million over operating costs of $14.3 million during the same period last year primarily due to the costs associated with advancing the Island Gold Mine to projected production levels. Island Gold began production during last year’s fourth quarter.

Exploration and project evaluation costs were $4.8 million during the first half of 2008, compared with $1.5 million during the same period in 2007. This increase was mainly due to the exploration program under way at the Golden Wonder project which had exploration costs of $1.8 million for the first half of 2008 and an amount of $0.9 million was included in exploration expenses as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years.

Net earnings were $0.4 million, or $0.02 per share, compared with net earnings of $9.1 million, or $0.38 per share, during the six-month period ended June 30, 2007. Last year’s first half included a $7.4 million gain on the sale of mining assets.

Island Gold Mine

During the six-month period ended June 30, 2008, 71,506 tonnes of ore were processed at an average recovered grade of 6.70 g/t, and 15,401 ounces of gold were sold at an average price of US$910 (CAN$917) per ounce. The cash cost of production per ounce was US$790 (CAN$795) during the first half of the year as the mine produced at around 60% of its design capacity.

Beaufor Mine

During the first half of 2008, 59,759 tonnes of ore were processed at an average recovered grade of 8.69 g/t, and 16,705 ounces of gold were sold at an average price of US$928 (CAN$935) per ounce. In the first half of 2007, 69,574 tonnes of ore were processed at an average recovered grade of 8.41 g/t, and 18,808 ounces of gold were sold at an average price of US$691 (CAN$743) per ounce. The cash cost per ounce was US$542 (CAN$546) during the current period up from US$449 (CAN$483) in last year’s comparable period, primarily due to higher mining and milling costs as well as the stronger Canadian dollar.

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

Outlook

Mr. Rivard concluded: “Beaufor continues to meet production targets, and we believe it has continued great exploration potential. We are challenged at Island Gold due to competition for human resources, but continually adjust to improve production results. Our exploration programs have been expanded significantly over the years as we focus on our strategic goal of establishing a proven and probable reserve base of one million ounces. We are pleased that diamond drilling has finally started at Golden Wonder and are confident it will yield favourable results.”

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont Mines produces gold from its operations in Canada and has extensive experience in gold exploration, development and mining. Since it began production in 1991, the Company has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

For more information, please contact Investor Relations:

James Culligan	Ticker symbol: RIC
Investor Relations	Listings: TSX – Amex
Kei Advisors LLC	Web Site: www.richmont-mines.com

Phone: 716-843-3874
E-mail: jculligan@keiadvisors.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

FINANCIAL DATA

	Three-month period		Six-month period
	ended June 30,		ended June 30,
CAN$	2008	2007	2008	2007
Results (in thousands of $)
Revenue	16,227	12,736	31,188	22,973
Net earnings	37	8,812	443	9,138
Cash flow from operations	1,326	4,747	3,869	8,065

Results per share ($)
Net earnings basic and diluted	-	0.36	0.02	0.38

Basic weighted average number of common shares outstanding (thousands)	24,030	24,219	24,042	24,231

Average selling price of gold per ounce	909	731	927	748
Average selling price of gold per ounce (US$)	903	680	920	696

	June 30, 2008	December 31, 2007
Financial position (in thousands of $)
Total assets	87,796	85,976
Working capital	36,543	33,970
Long-term debt	-	-

SALES AND PRODUCTION DATA

	Three-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2008	8,409	8,547	777	782
	2007	-	-	-	-
Beaufor Mine	2008	8,702	10,014	495	498
	2007	12,597	9,887	382	411
East Amphi Mine	2008	-	-	-	-
	2007	4,043	4,099	453	487
Total	2008	17,111	18,561	633	638
	2007	16,640	13,986	399	429

	Six-month period ended June 30,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2008	15,401	16,555	790	795
	2007	-	-	-	-
Beaufor Mine	2008	16,705	20,399	542	546
	2007	18,808	18,529	449	483
East Amphi Mine	2008	-	-	-	-
	2007	10,235	9,338	474	509
Total	2008	32,106	36,954	660	665
	2007	29,043	27,867	458	492

Average exchange rate used for 2007: US$1 = CAN$1.0748
2008 estimated exchange rate: US$1 = CAN$1.0072

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

CONSOLIDATED STATEMENTS OF EARNINGS

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

REVENUE
Precious metals	15,553	12,168	29,747	21,734
Other	674	568	1,441	1,239

	16,227	12,736	31,188	22,973

EXPENSES
Operating costs	10,551	6,951	20,648	14,016
Royalties	361	189	708	282
Custom milling	358	-	358	-
Administration	835	833	1,662	1,636
Exploration and project evaluation	3,674	919	4,755	1,529
Accretion expense - asset retirement obligations	43	45	86	89
Depreciation and depletion	1,434	2,302	2,639	3,933
Loss (gain) on disposal of mining assets	-	(7,381)	20	(7,475)

	17,256	3,858	30,876	14,010

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,029)	8,878	312	8,963

MINING AND INCOME TAXES	(1,238)	(184)	(515)	(307)

	209	9,062	827	9,270

MINORITY INTEREST	172	250	384	132

NET EARNINGS	37	8,812	443	9,138

NET EARNINGS PER SHARE
basic and diluted	-	0.36	0.02	0.38

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	24,030	24,219	24,042	24,231

See accompanying notes to consolidated financial statements available on SEDAR.

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

CONSOLIDATED BALANCE SHEETS

	(in thousands of Canadian dollars)
	June 30,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	30,724	27,291
Short-term investments	774	1,826
Accounts receivable	3,377	2,859
Mining and income taxes receivable	1,903	1,677
Inventories	6,195	5,438

	42,973	39,091

ADVANCE TO A MINORITY PARTNER	1,125	1,875

PROPERTY, PLANT AND EQUIPMENT	43,698	45,010

	87,796	85,976

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,906	5,005
Mining and income taxes payable	524	116

	6,430	5,121

ASSET RETIREMENT OBLIGATIONS	3,444	3,358

MINORITY INTEREST	14,937	14,238

FUTURE MINING AND INCOME TAXES	1,106	1,446

	25,917	24,163

SHAREHOLDERS’ EQUITY

Capital stock	60,845	61,016
Contributed surplus	5,359	5,092
Deficit	(4,263)	(4,647)
Accumulated other comprehensive income	(62)	352

	61,879	61,813

	87,796	85,976

See accompanying notes to consolidated financial statements available on SEDAR.

RICHMONT MINES REPORTS 27.4% INCREASE IN REVENUE IN THE SECOND QUARTER OF 2008
July 31, 2008

CONSOLIDATED STATEMENTS OF CASH FLOW

	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	37	8,812	443	9,138
Adjustments for:
Depreciation and depletion	1,434	2,302	2,639	3,933
Stock-based compensation	135	159	276	282
Accretion expense - asset retirement obligations	43	45	86	89
Loss (gain) on disposal of mining assets	-	(7,381)	20	(7,451)
Foreign exchange loss (gain)	-	-	-	-
Gain on disposal of short-term investments	(7)	(59)	(42)	(397)
Minority interest	172	250	384	132
Future mining and income taxes	(165)	(316)	(339)	(563)

	1,649	3,812	3,467	5,163

Net change in non-cash working capital items	(323)	935	402	2,902

	1,326	4,747	3,869	8,065

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Short-term investments	42	34	680	718
Disposal of mining assets	41	2,331	55	2,488
Property, plant and equipment - Island Gold Mine	(566)	421	(1,041)	(1,555)
Property, plant and equipment - Beaufor Mine	(26)	(81)	(106)	(81)
Property, plant and equipment - East Amphi Mine	-	(34)	-	(34)
Other property, plant and equipment	(265)	164	(535)	86
Cash received from an advance to a minority partner	375	375	750	375
Trust account	-	(2,000)	-	(2,000)

	(399)	1,210	(197)	(3)

CASH FLOW USED IN FINANCING ACTIVITIES
Issue of common shares	6	5	25	183
Redemption of common shares	(224)	(247)	(264)	(333)
Contribution from a minority partner	-	-	-	135

	(218)	(242)	(239)	(15)

Effect of rate changes on cash and cash equivalents

Net increase in cash and cash equivalents	709	5,715	3,433	8,047

Cash and cash equivalents, beginning of period	30,015	18,458	27,291	16,126

Cash and cash equivalents, end of period	30,724	24,173	30,724	24,173

See accompanying notes to consolidated financial statements available on SEDAR.